August 25, 2021

Filed via EDGAR

Elena Stojic, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Subject:    Franklin Real Estate Securities Trust (the “Fund”)

File Nos. 811-08034; 033-69048

Dear Ms. Stojic:

Submitted herewith under the EDGAR system are the Fund’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided via telephone to Amy Fitzsimmons on August 18, 2021 with regard to Amendment No. 44 to the Fund’s registration statement filed with the Commission on July 1, 2021 under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “Registration Statement”).  Each comment from the Staff is summarized below, followed by the Fund’s response to the comment.  Terms not defined herein have the meaning set forth for that term in the Registration Statement.

1.         Comment:  Please provide a fully completed fee table supplementally in the correspondence.

Response:  Below is the completed fee table as forth in the Fund’s prospectus:

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class C	Class R6	Advisor Class
Management fees	0.51%	0.51%	0.51%	0.51%
Distribution and/or service (12b-1) fees	0.25%	1.00%	None	None
Other expenses[1]	0.31%	0.31%	0.20%	0.31%
Total annual Fund operating expenses	1.07%	1.82%	0.71%	0.82%
Fee waiver and/or expense reimbursement	None	None	-0.06%	None
Total annual Fund operating expenses after fee waiver and/or expense reimbursement[1,2]	1.07%	1.82%	0.65%	0.82%

1. The transfer agent has contractually agreed to cap transfer agency fees for Class R6 shares for the Fund so that transfer agency fees for that class do not exceed 0.03% until August 31, 2022.  During this term, this fee waiver and expense reimbursement agreement may not be terminated or amended without approval of the board of trustees except to add series and classes, to reflect the extension of termination dates or to lower the cap on Fund’s fees and expenses (which would result in lower fees for shareholders).

2. Other expenses for the Class R6 shares have been restated to reflect expenses for a full fiscal year based on current fiscal year expenses. Consequently, the total annual Fund operating expenses differ from the ratio of expenses to average net assets shown in the Financial Highlights.

2.         Comment:  Please supplementally describe how the Fund anticipates that its current portfolio holdings will change as a result of the change in diversification and/or change in investment manager, and confirm that the Fund does not believe that additional changes to the Fund’s strategies or risks are needed.

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Response:  The Fund’s portfolio holdings, portfolio turnover rate and investment strategy are not expected to change as a result of the Fund’s change to a non-diversified fund or as a result of the Fund’s change in investment manager.  With respect to the change in diversification, changes in the real estate asset class have made it difficult for the Fund to pursue its existing investment strategy while maintaining its diversification status, which is why the Fund sought shareholder approval of the change.  The appropriate strategy and risk disclosure regarding the Fund’s non-diversification status are included in the Fund’s prospectus.  The Fund sought approval of a new investment manager for the Fund in order to simplify and streamline internal operations because the Fund’s existing portfolio managers are employed by the new investment manager.

3.         Comment:  Under the “Fund Summary – Principal Risks – Market Risk” consider whether there are any REIT specific risks of COVID-19 events, disruptions and dislocations.

Response:  The Fund believes that all of its principal investment risks are appropriately reflected in the Principal Risks section of the prospectus.

4.         Comment:  Under the “Fund Details – Management” section of the prospectus, the prospectus describes a fee waiver.  Please state whether the Fund and the new investment manager will continue the fee waiver.

            Response:  Both fee waivers mentioned in the “Fund Details – Management” section of the prospectus have been extended through August 31, 2022.  The fee waiver that applies when investing in other investment companies, however, is not shown in the fee table because the effect of the fee waiver was less than one basis point.

Please do not hesitate to contact Amy Fitzsimmons at (215) 564-8711, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Steven J. Gray

Steven J. Gray

Co-Secretary and Vice President

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